SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No      X

Results of the 23rd Annual General Meeting of Shareholders

On February 29, 2008, LG.Philips LCD Co., Ltd. held the 23rd Annual General Meeting of shareholders for the fiscal year 2007. All of the following five agendas for approval were approved as originally proposed.

1. Approved Agendas

1. Approval of Non-consolidated Financial Statements of Fiscal Year 2007

(Cash dividend per share : KRW 750)

2. Amendment of the Articles of Incorporation

(Change of company name : From LG.Philips LCD Co., Ltd. to LG Display Co., Ltd.)

3. Appointment of 7 Directors

4. Appointment of 2 Audit Committee Members

5. Remuneration Limit for Directors in 2008

II. Reference

- Curriculum Vitae of newly appointed or reappointed Directors and Audit Committee Members

1) James (Hoyoung) Jeong

•	Date of Birth: November 2, 1961

•	Term: 3 years

•	Reappointment or New Appointment : New Appointment as Director

•	Outside Director: No

•	Major Career: CFO of LG Electronics Inc.

•	Current Job: Director of LG Electronics Inc.

•	Education: B.A., Business Administration, Yonsei University

•	Nationality: Korea

2) Simon (Shin Ik) Kang

•	Date of Birth: May 10, 1954

•	Term: 3 years

•	Reappointment or New Appointment : New Appointment as Director

•	Outside Director: No

•	Major Career: President of Korea Sales & Marketing Operation, LG Electronics Inc.

•	Current Job: President of Digital Display Product Business Division, LG Electronics Inc.

•	Education: B.A., Business Administration, Yonsei University

•	Nationality: Korea

3) Paul Verhagen

•	Date of Birth: February 2, 1966

•	Term: 3 years

•	Reappointment or New Appointment : New Appointment as Director

•	Outside Director: No

•	Major Career: CFO of Philips Consumer Electronics

•	Current Job: CFO of Philips Consumer Lifestyle

•	Education: M.S., Business Economics, Catholic University of Brabant

•	Nationality: Netherlands

4) Dongwoo Chun

•	Date of Birth: January 15, 1945

•	Term: 3 years

•	Reappointment or New Appointment : Reappointment as Outside Director

•	Outside Director: Yes

•	Major Career: Standing Auditor of DongbuAnam Semiconductor

•	Current Job: Outside Director of LG.Philips LCD Co., Ltd. and Pixelplus

•	Education: Ph.D., Electronic Engineering, University of Texas

•	Nationality: U.S.A.

5) Bruce I. Berkoff

•	Date of Birth: August 13, 1960

•	Term: 3 years

•	Reappointment or New Appointment : New Appointment as Outside Director

•	Outside Director: Yes

•	Major Career: Chairman of Enuclia Semiconductor

•	Current Job: Chairman of LCD TV Association

•	Education: M.S., Biophysics, U.C. Berkeley

•	Nationality: U.S.A.

6) Nakamura Yoshihide

•	Date of Birth: October 22, 1942

•	Term: 3 years

•	Reappointment or New Appointment : New Appointment as Outside Director and

•	Audit Committee Member

•	Outside Director: Yes

•	Major Career: Senior VP of Sony Patent Department

•	Current Job: CEO of ULDAGE

•	Education: B.A., Law, Chuo University

•	Nationality: Japan

7) William Y. Kim

•	Date of Birth: June 6, 1956

•	Term: 3 years

•	Reappointment or New Appointment : New Appointment as Outside Director and

                                                       Audit Committee Member

•	Outside Director: Yes

•	Major Career: Partner, Alston & Bird LLP.

•	Current Job: Partner, Ropes & Gray LLP. (NY)

•	Education:—J.D., Georgetown University

                                                       —MBA, University of Michigan

•	Nationality: U.S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: February 29, 2008	By:	/s/ Dong Joo Kim
(Signature)

	Name:	Dong Joo Kim
	Title:	Vice President/Finance & Risk Management Department